                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                Amendment No. 1
                                      to
                                SCHEDULE 14D-1
                            Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                Amendment No. 1
                                      to
                                 SCHEDULE 13D
                   under the Securities Exchange Act of 1934

                         Applied Digital Access, Inc.
                         ----------------------------
                           (Name of Subject Company)

                       Dynatech Acquisition Corporation
                           an indirect wholly-owned
                                 subsidiary of
                             Dynatech Corporation
                                   (Bidders)

                   Common Stock, Par Value $0.001 per Share
                   ----------------------------------------
                         (Title of Class of Securities

                                   03818103
                                   --------
                     (CUSIP Number of Class of Securities)

                       DYNATECH ACQUISITION CORPORATION
                              MARK V.B. TREMALLO
                                   SECRETARY
                         3 NEW ENGLAND EXECUTIVE PARK
                           BURLINGTON, MASSACHUSETTS
                                (781) 272-6100
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications On Behalf of Bidders)

                                   COPY TO:
                           FRANCI J. BLASSBERG, ESQ.
                             DEBEVOISE & PLIMPTON
                               875 THIRD AVENUE
                              NEW YORK, NY 10022
                                (212) 909-6000

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    This Amendment No. 1 amends and supplements the information set forth in the
Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by
Dynatech Acquisition Corporation and Dynatech Corporation ("Dynatech Group") on September 14, 1999, with respect to shares of common stock, par value $0.001 per share, of Applied Digital Access, Inc. (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

ITEM 10. ADDITIONAL INFORMATION

    The response to Item 10 is hereby amended by the addition of the following paragraph after the final sentence of Item 10:

    On September 23, 1999, the Hart-Scott-Rodino waiting period with respect to the Merger expired without a request for additional information or documentary material having been received by Dynatech Group from either the Antitrust Division or the FTC.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 1999

                      DYNATECH ACQUISITION CORPORATION

                      By: /s/ Mark V.B. Tremallo
                          ----------------------
                          Name: Mark V.B. Tremallo
                          Title: Vice President and Secretary

                      DYNATECH CORPORATION

                      By: /s/ Mark V.B. Tremallo
                          ----------------------
                          Name: Mark V.B. Tremallo
                          Title: Corporate Vice President - General Counsel
                                   and Secretary

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